AB 2/27

[redacted]

SECUR 13011757 IISSION

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SEC FILE NUMBER
8-46668

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER — DEALER:

SIA Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3300 IDS Center, 80 S. 8th Street
(No. and Street)

Minneapolis	**Minnesota**	**55402**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kelly Boston **(612) 359-2558**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — if individual, state last, first, middle name)

50 South Sixth Street	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2013
REGISTRATIONS BRANCH
16

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

2/27/13

AFFIRMATION

I, Paul Rasmussen, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to SIA Securities Corp. (the "Company") as of and for the year ended December 31, 2012, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

____
Paul Rasmussen
President

Subscribed to before me this 22nd day of February 2013.

____
Notary Public

VICKI L. ESTES
Notary Public-Minnesota
My Commission Expires Jan 31, 2018

Deloitte

SIA Securities Corp.

(SEC I.D. No. 8-46668)

Financial Statements as of and for the Year Ended December 31, 2012, Supplemental Schedules as of December 31, 2012, Independent Auditors' Report, and Supplemental Report on Internal Control

SIA Securities Corp.

(SEC I.D. No. 8-46668)

Financial Statements as of and for the Year Ended December 31, 2012,
Supplemental Schedules as of December 31, 2012,
Independent Auditors' Report, and
Supplemental Report on Internal Control

SIA SECURITIES CORP.

TABLE OF CONTENTS

** *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3)*

Deloitte.

Deloitte & Touche LLP
50 South Sixth Street
Suite 2800
Minneapolis, MN 55402-1538
USA
Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
SIA Securities Corp.
Minneapolis, Minnesota

We have audited the accompanying statement of financial statements of SIA Securities Corp. (the "Company"), which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, cash flows, and changes in shareholders' equity for the year then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplemental Schedules

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules (g and h) listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte + Touche LLP

February 22, 2013

SIA SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012

ASSETS

ASSETS:	
Cash equivalents (Note 2)	$ 257,764
Accounts receivable	24,777
Investment in affiliated mutual fund (Note 2)	50,506
Prepaid expenses	11,890
TOTAL	$ 344,937

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:	
Payable to Sit Investment Associates, Inc.	$ 170,000
Accounts payable	20,610
Income tax payable	446
Deferred tax liability	5,532
Total liabilities	196,588
SHAREHOLDERS' EQUITY:	
Common stock, $0.01 par value — authorized, 1,000,000 shares; issued and outstanding, 50,000 shares	500
Additional paid-in capital	84,500
Retained earnings	63,349
Total shareholders' equity	148,349
TOTAL	$ 344,937

See notes to financial statements.

SIA SECURITIES CORP.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUES:	
Distribution and marketing fee (Note 2)	$ 47,477
12b-1 fees	256,345
Dividend income	14
Profit from investments in affiliated mutual funds (Note 2)	7,833
Total revenues	311,669
EXPENSES (Note 1):	
Distribution expenses (Note 5)	256,398
Registration and licensing fees	11,364
Management fee (Note 5)	4,000
Professional fees	21,318
Insurance	7,760
Total expenses	300,840
INCOME BEFORE PROVISION FOR INCOME TAXES	10,829
PROVISION FOR INCOME TAXES (Note 4)	2,522
NET INCOME	$ 8,307

See notes to financial statements.

SIA SECURITIES CORP.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 8,307
Adjustments to reconcile net income to net cash provided by operating activities:	
Noncash items included in net income:	
Unrealized gain on investments in mutual funds	(6,718)
Capital gain on investments in mutual funds	(1,115)
Deferred income taxes	2,069
Changes in assets and liabilities:	
Accounts receivable	(8,720)
Prepaid expenses	(1,090)
Payable to Sit Investment Associates, Inc.	154,280
Accounts payable	7,661
Income tax payable	(48)
Net cash provided by operating activities	154,626
INCREASE IN CASH EQUIVALENTS	154,626
CASH EQUIVALENTS — Beginning of year	103,138
CASH EQUIVALENTS — End of year	$ 257,764

See notes to financial statements.

SIA SECURITIES CORP.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	Common Stock	Additional Paid-In Capital	Retained Earnings	Shareholders' Equity
BALANCE — January 1, 2012	$ 500	$ 84,500	$ 55,042	$ 140,042
Net income			8,307	8,307
BALANCE — December 31, 2012	$ 500	$ 84,500	$ 63,349	$ 148,349

See notes to financial statements.

1. OWNERSHIP AND NATURE OF BUSINESS

SIA Securities Corp. (the "Company") is a 100%-owned subsidiary of Sit Investment Associates, Inc. (SIA). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. The Company's primary objective is the promotion and marketing of the Sit Mutual Funds (the "Mutual Funds"), a group of no-load mutual funds for which SIA is the investment adviser. Pursuant to a management agreement between the Company and SIA, most of the Company's operating expenses are paid by SIA. The Company's results of operations may not be indicative of the results that might be obtained had it operated independently of SIA.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles").

Cash Equivalents — Cash equivalents consist of money market mutual funds. These money market mutual funds are carried at fair value and are considered cash equivalents because of the Company's ability to redeem them at any time.

Investment in Affiliated Mutual Fund — Investment represents shares of an affiliated mutual fund held for trading, which is recorded at fair value using public market quotations or quoted net asset value (NAV). The changes in fair value of such investments are included in profit from investments in affiliated mutual fund in the statement of operations during the period in which the changes occur. During 2012, unrealized gains of $6,718 and capital gains of $1,115 were recognized as profit from investments.

Revenue Recognition — Sit Mutual Funds, Inc. has adopted on behalf of Sit Dividend Growth Fund class S shares and Sit Global Dividend Growth Fund class S shares a distribution plan pursuant to Rule 12b-1 under the Investment Company Act of 1940. Under the distribution plan, the class S shares pay the Company distribution fees for the sale and distribution of its shares. The distribution fees are equal to an annual rate of 0.25% of the average daily net asset value of class S shares. The distribution fee is paid to the Company monthly. 12b-1 fees are recognized when earned. Additionally, The Company receives an annual distribution and marketing fee from SIA equal to the anticipated non-operating expenses of the Company, as determined by the Company and SIA.

Income Taxes — The Company files its own tax returns, and accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes net deferred tax assets to the extent that these assets are believed to be more likely than not to be realized. In making such a determination, all available positive and negative evidence is considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If it is determined that the Company would be able to realize deferred tax assets in the future in excess of their net recorded amount, a deferred tax asset valuation allowance would be recorded or adjusted, which would reduce the provision for income taxes.

Uncertain tax positions are recorded in accordance with ASC 740 on the basis of a two-step process whereby (1) it is determined whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority is recognized. The Company has concluded that there are no uncertain tax positions as of December 31, 2012.

Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risk in the near term could materially affect the amounts reported in the financial statements.

3. ASSETS MEASURED AT FAIR VALUE

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1 — Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2 — Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Determination of Fair Value — The Company uses valuation techniques consistent with the market approach to measure the fair value of its assets. The Company's market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs.

A description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy are as follows:

Cash Equivalents — Cash equivalents include highly liquid investments with original maturities of 90 days or less. Actively traded money market funds are measured at their NAV and are classified as Level 1.

Investment in Affiliated Mutual Fund — The fair value of these securities and mutual funds are based on quoted prices in active markets or quoted NAV and are classified as Level 1.

	Fair Value Measurements as of December 31, 2012, Using			
	Level 1	**Level 2**	**Level 3**	**Total**
Cash equivalents	$257,764	$ -	$ -	$257,764
Investment in affiliated mutual fund	50,506			50,506
	$308,270	$ -	$ -	$308,270

There were no transfers between levels during the year ended December 31, 2012.

4. INCOME TAXES

Income tax expense for the year ended December 31, 2012, consists of the following:

	Current	**Deferred**	**Total**
Federal	$ 261	$ 1,200	$ 1,461
State	192	869	1,061
Provision for income taxes	$ 453	$ 2,069	$ 2,522

The deferred tax liability relates to the difference between the financial statement and tax basis of the investments held in affiliated mutual funds at year-end, using the tax rate expected to exist when the temporary difference reverses.

The Company had no unrecognized tax benefits or accrued interest and penalties during the year ended December 31, 2012. The federal and state tax returns are subject to examination by the tax authorities for the years subsequent to 2008 and 2007, respectively.

5. RELATED-PARTY TRANSACTIONS

The Company has a management agreement with SIA, whereby SIA pays most of the Company's operating expenses that are charged or allocated to the Company, including legal, professional, and insurance costs. Amounts paid by SIA on behalf of the company for registration and licensing fees, professional fees, and insurance amounted to $40,442; distribution expenses of $256,398 were allocated to the Company for certain distribution expenses incurred by the Parent. SIA also provides the Company with office facilities to conduct its business activities. In return for these services, the Company pays a management fee to SIA, which was $4,000 in 2012. Additionally, SIA pays an annual distribution and marketing fee to the Company in an amount agreed upon by SIA and the Company, which was $47,477 in 2012. The Company has payables to SIA of $170,000 as of December 31, 2012.

6. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10 to 1. The Company has at all times maintained its net capital above SEC-required levels. As of December 31, 2012, the Company's net capital of $80,908 was $55,908 in excess of its required net capital of $25,000. The Company's ratio of aggregated indebtedness to net capital was 2.43 to 1.0 as of December 31, 2012.

The Company claims exemption from the SEC's Rule 15c3-3 of the SEC under paragraph (k)(1) of that rule. Under this exemption, the *Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements* are not required.

7. SUBSEQUENT EVENTS

The Company evaluated all subsequent events through the issuance of these financial statements on February 22, 2013, and concluded that no subsequent events have occurred that would require recognition or disclosure in the financial statements.

* * * * * *

SUPPLEMENTAL SCHEDULES

SIA SECURITIES CORP. — Schedule g

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2012

NET CAPITAL:		
Total shareholders' equity	$	148,349
Less nonallowable assets:		
Accounts receivable		24,777
Prepaid expenses		11,890
Total nonallowable assets		36,667
Net capital before haircuts		111,682
Haircuts on securities:		
Cash equivalents		23,198
Investment in affiliated mutual fund		7,576
Total haircuts on securities		30,774
NET CAPITAL	$	80,908
AGGREGATED INDEBTEDNESS:		
Accounts payable	$	20,610
Income taxes payable		445
Payable to Sit Investment Associates, Inc.		170,000
Deferred tax liability		5,532
TOTAL AGGREGATED INDEBTEDNESS	$	196,587
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (greater of $25,000 or 6-2/3% of aggregated indebtedness)	$	25,000
Excess net capital	$	55,908
Ratio of aggregated indebtedness to net capital		2.43 to 1.00

Note: There are no material differences between this computation and that filed by the Company on January 25, 2013.

SIA SECURITIES CORP. Schedule h

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (1) of the Rule.

Deloitte.

Deloitte & Touche LLP
50 South Sixth Street
Suite 2800
Minneapolis, MN 55402-1538
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

February 22, 2013

To the Board of Directors and Shareholders of
SIA Securities Corp.
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of SIA Securities Corp. (the "Company") as of and for the year ended December 31, 2012 (on which we issued our report dated February 22, 2013, and such report expressed an unmodified opinion on those financial statements) in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

Member of
Deloitte Touche Tohmatsu Limited